Exhibit 21.1

SUBSIDIARIES OF
ZOVIO INC
AS OF DECEMBER 31, 2019

JURISDICTION OF INCORPORATION OR ORGANIZATION
SUBSIDIARIES OF ZOVIO INC:
Ashford University, LLC	California
Bridgepoint Education Real Estate Holdings, LLC	Iowa
Insource Shared Services, LLC	Delaware
Ed Tech Platform, LLC	Delaware
Fullstack Academy, LLC	Delaware
TutorMe, LLC	California

SUBSIDIARIES OF ASHFORD UNIVERSITY, LLC:
Center Leaf Partners, LLC	Iowa

SUBSIDIARIES OF TUTORME, LLC:
TutorMe RUS LLC	Russia